Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of
Dynavax Technologies Corporation for the registration of shares of its common stock, series B convertible preferred stock and warrants to purchase shares of common stock and to the incorporation by reference therein of our report dated March 11, 2020, with respect to the consolidated financial statements of Dynavax Technologies Corporation, and the effectiveness of internal control over financial reporting of Dynavax Technologies Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

July 2, 2020